Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Form S-1 Registration Statement No. 333-       of our report dated November 7, 2005, relating to the schedule of revenues, royalties and operating cost corresponding to the 14% interest in the Palmar Largo joint venture for the eight-month period ended August 31, 2005, appearing in the Prospectus, which is part of this Registration Statement.
We further consent to the use of our report dated November 7, 2005, relating to the schedule of revenues, royalties and operating costs corresponding to the 14% interest in the Palmar Largo joint venture for each of the years ended December 31, 2004 and 2003, appearing in such Prospectus.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
Deloitte & Co. S.R.L.
/s/ Ricardo C. Ruiz (with permission) /s/ Blair Kraus
Ricardo C. Ruiz
Partner
Buenos Aires, Argentina
October 26, 2007